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                              July 8, 2022

       Yi Zhou
       Chief Executive Officer, Chairwoman and President
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed July 5, 2022
                                                            File No. 333-265217

       Dear Ms. Zhou:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the
 Yi Zhou
Aquaron Acquisition Corp.
July 8, 2022
Page 2
         consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination..., page 35

2. Please revise this risk factor or include a new risk factor which discusses the possibility that issuing notes, debt securities or incurring debt could be at high rates considering the current interest rate environment. Discuss the potential impacts of a rising rate environment and a possible recessionary environment on the registrant and potential targets in the new energy sector.
       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameYi Zhou                                       Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                                Division of
Corporation Finance
July 8, 2022 Page 2                                             Office of
Finance
FirstName LastName